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SEC Mail Processing Section MAR 01 2019 Washington DC 416

SEC FILE NUMBER
8-68672

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TCG Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Pennsylvania Avenue, NW, Suite 220 South
(No. and Street)

Washington (City) DC (State) 20004-2505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck (212) 897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

1775 Tysons Boulevard (Address) Tysons (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RMS

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCG Securities, L.L.C. for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck

Signature

Chief Financial Officer

Title

Tina M. Bivona

Notary Public

TINA M. BIVONA
MY COMMISSION # GG84159
EXPIRES: March 16, 2021
NOTARY PUBLIC STATE OF FLORIDA

TCG Securities, L.L.C.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCG Securities, L.L.C.

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

TCG Securities, L.L.C.

Table of contents
December 31, 2018

EY
Building a better working world

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 703 747 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of TCG Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TCG Securities, L.L.C. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.
Tysons, VA
February 28, 2019

TCG Securities, L.L.C.

Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 2,425,366
Fees receivable	2,161,011
Prepaid expense	92,219
Other asset	7,687
Total assets	$ 4,686,283
Liabilities and Members' Equity	
Liabilities	
Income taxes payable	$ 16,667
Accrued expense	4,630
Total liabilities	21,297
Members' equity	4,664,986
Total liabilities and members' equity	$ 4,686,283

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

TCG Securities, L.L.C. (the "Company"), a majority-owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to the offer and sale of interests in affiliated entities.

The liability of the Members is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") under the modified retrospective method. ASU 2014-09, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

The adoption of ASU 2014-09 did not materially change the Company's historical pattern of recognizing revenue for placement fees and advisory revenue. The Company has applied the guidance in ASU 2014-09 only to contracts that are not completed as of January 1, 2018.

The Company earns fees by providing marketing services to affiliated entities pursuant to placement agent agreements. The customer in these contracts is generally the investment advisor or the fund entity that is retaining the Company as a placement agent. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

For contracts with closed-end private equity funds (or funds of funds) and managed accounts, the Company receives marketing fees that generally range from 0.10% to 0.40% of accepted investor capital commitments. The Company recognizes revenue when the customer accepts the investor commitment and it has a present right to payment.

For contracts with business development companies ("BDCs"), the Company receives quarterly platform fees for its services in the capital raising process. These platform fees generally range from 0.0625% to 0.1875% of the investor's average aggregate drawn capital and is payable quarterly until the end of the investment period (3 years from the final closing date, subject to a one-year extension). Platform fees earned over the contract life represent variable consideration because the consideration the Company is entitled to varies based on the investors' average drawn capital balance (based on NAV per share) at future points in time and the length of time the investor remains a shareholder of the BDC. Given that the platform fee basis is susceptible to market factors outside of the Company's influence, platform fees are constrained. Accordingly, estimates of future period platform fees are generally not included in the transaction price because these estimates are constrained. The transaction price for placement agent services provided is generally the amount determined at the end of the period because that is when the uncertainty for that period is resolved, which is when revenue is recognized.

The Company incurs costs in connection with its use of sub-placement agents for the solicitation of investors and otherwise to assist the Company in performing its obligations under the placement agent agreements. The Company concluded that it controls the services provided by sub-placement agents before they are transferred to the customer and therefore the Company is a principal. Accordingly, the Company recognizes fees payable to sub-placement agents on a gross basis as marketing fee revenue for the amount received from investors and a corresponding expense for the payment to the sub-placement agent.

Fees Receivable
Fees receivable represent amounts due from the Company's affiliates pursuant to the terms of Placement Agent Agreements.

Cash and Cash Equivalents
Cash includes cash held at banks. The Company considers investments in money market mutual funds to be cash equivalents. At December 31, 2018, the Company did not hold any cash equivalents.

Other Asset
A deposit with Central Registration Depository ("CRD") is included as an other asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited in order to process registrations and other regulatory assessments of the Company.

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

In the normal course of business, the Company is subject to examination by federal and certain state tax regulators. As of December 31, 2018, the Company's U.S. federal and state income tax returns for the years 2015 through 2017 are open under the normal three-year statute of limitations and are therefore subject to examination.

New Accounting Pronouncement

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease arrangements will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance will become effective on January 1, 2019. Management is currently evaluating the effect of adopting the new standard and does not expect the impact to be material to the Company's financial statements.

3. Transactions with Related Parties

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2018 was approximately $44.0 million.

The Company provides placement services to affiliates. Pursuant to the terms of Placement Agent Agreements, the Company receives fees for the services it provides to the affiliates. All of the Company's revenues earned are from services to affiliates.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $2,416,000 which exceeded the required net capital by approximately $2,411,000.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

5. Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fees receivable from three affiliates amount to approximately $2,161,000, representing all of the fees receivable on the statement of financial condition as of December 31, 2018.